Mail Stop 4561
via fax (408) 546-0081

February 12, 2010

Albert Wood
Chief Financial Officer
Veraz Networks, Inc.
926 Rock Avenue, Suite 20
San Jose, CA 95131

> **Re:** **Veraz Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **File No. 001-33391**

Dear Mr. Wood:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief